- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                         COMMUNITY HEALTH SYSTEMS, INC.
                           (Name of Subject Company)

                         COMMUNITY HEALTH SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  203666 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                E. Thomas Chaney
                     President and Chief Executive Officer
                         Community Health Systems, Inc.
                          155 Franklin Road, Suite 400
                           Brentwood, Tennessee 37027
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement).

                                With Copies to:

                            J. Michael Schell, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 735-3000

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Community Health Systems, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 155 Franklin Road, Suite 400, Brentwood, Tennessee 37027. The title of the class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share, of the Company (the "Shares"), including the Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of September 7, 1995, between the Company and First Union National Bank of North Carolina, as Rights Agent.

ITEM 2.  TENDER OFFER OF THE PURCHASER.

    This Statement relates to the tender offer by FLCH Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of FLCH Holdings Corp., a Delaware corporation ("Parent") formed by Forstmann Little & Co. Equity Partnership-V, L.P. ("Forstmann Little"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 11, 1996 (the "Schedule 14D-1"), to purchase all of the outstanding Shares, together with the associated Rights, at $52.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 9, 1996 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will merge with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer. Following consummation of the Merger (the "Effective Time"), the Company will continue as the surviving corporation. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Purchaser or any subsidiary of the Purchaser or held in the treasury of the Company, all of which will be cancelled, and other than Shares held by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the per Share consideration in the Offer, without interest (the "Merger Consideration"). A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

    The Offer to Purchase states that the principal executive office of each of the Purchaser, Parent and Forstmann Little is located at 767 Fifth Avenue, New York, New York 10153.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a)The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b)(1)
         Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described under the headings "Executive Compensation" and "Election of Directors -- Compensation of Directors" at pages 4 to 12 of the Company's Proxy Statement dated April 30, 1996 for its 1996 Annual Meeting of Stockholders (the "1996 Proxy Statement"). Copies of such pages are filed as Exhibit 2 hereto and are incorporated herein by reference.

    EMPLOYMENT AND CONSULTING AGREEMENTS. On April 30, 1996, the Company entered into an amended and restated employment agreement with Tyree G. Wilburn, Executive Vice President of the Company (the "Wilburn Employment Agreement"). The Wilburn Employment Agreement terminates in 2017, unless earlier terminated in accordance with the terms thereof. The Wilburn Employment Agreement provides, among other things, that Mr. Wilburn will serve as the Company's Executive Vice President at an annual Base Salary of $350,000, with annual increases in accordance with the Wilburn Employment Agreement. Mr. Wilburn is also entitled to certain benefits under the Wilburn Employment Agreement and to an annual bonus conditioned on the Company meeting certain earnings per Share targets. Mr. Wilburn is entitled to receive the benefits described below if he voluntarily terminates his employment with the Company within 12 months after a Change of Control (as defined in the Wilburn Employment Agreement) occurs. The benefits include the present value (calculated in accordance with the Wilburn Employment Agreement) of the following for a 36 month period: (i) Base Salary at the rate in effect on the date of termination of employment, (ii) all benefits in effect at the date of termination of employment and (iii) an annual Bonus (as defined in the Wilburn Employment Agreement) at the lesser of (x) the Target Bonus (as defined in the Wilburn Employment Agreement) or (y) the average actual percentage achievement of the Target Bonus earned in the three years preceding termination of employment, applied in accordance with the Wilburn Employment Agreement. The Wilburn Employment Agreement further provides that if any compensation payable to Mr. Wilburn thereunder would be nondeductible to the Company because it exceeds the $1 million deduction limit under the Internal Revenue Code of 1986 (the "Code"), as amended, (or such other amount to which the $1 million limit may be changed), then such compensation in excess of the $1 million deduction limit shall accrue to the following year or years and be paid to Mr. Wilburn (together with accrued interest at the prime rate) in the earliest year in which it can be paid and deducted by the Company. On May 1, 1996, the Company and Mr. Wilburn signed a letter concerning (i) Mr. Wilburn's employment status with the Company, and (ii) the terms of Mr. Wilburn's options to purchase shares, in each case in the event the Company did not, prior to July 31, 1996, enter into an agreement pursuant to which a third party would acquire control of the Company. The Merger Agreement constitutes such an agreement and, as a result the foregoing agreements are moot. The letter also provided that if Mr. Wilburn is terminated after any such agreement is signed and prior to the date the transaction contemplated by such agreement occurs, the Change of Control vesting provisions of Mr. Wilburn's options will be triggered. The Wilburn Employment Agreement and the Wilburn Letter are filed as Exhibits 3 and 4 hereto and are incorporated herein by reference.

    On June 3, 1996, the Company entered into an employment agreement with Mr. Ernest Bacon, Executive Vice President and Chief Operating Officer of the Company (the "Bacon Employment Agreement"). The Bacon Employment Agreement terminates in 2002, unless earlier terminated in accordance with the terms thereof. The Bacon Employment Agreement provides, among other things, that Mr. Bacon will serve as the Company's Executive Vice President at an annual Base Salary of $300,000, with annual increases in accordance with the Bacon Employment Agreement. Mr. Bacon is also entitled to certain benefits under the Bacon Employment Agreement and to an annual bonus conditioned on the Company meeting certain earnings per Share targets. The Bacon Employment Agreement provides, among other things, that Mr. Bacon is entitled to receive the benefits described below if he voluntarily terminates his employment with the Company within 12 months after a Change of Control (as defined in the Bacon Employment Agreement) occurs. The benefits include the present value (calculated in accordance with the Bacon Employment Agreement) of the following for a 24 month period: (i) Base Salary at the rate in effect on the date of termination of employment, (ii) all benefits in effect at the date of termination of employment and (iii) an annual Bonus (as defined in the Bacon Employment Agreement) at the lesser of (x) the Target Bonus (as defined in the Bacon Employment Agreement) or
(y) the average actual percentage achievement of the Target Bonus earned in the three years preceding termination of employment, applied in accordance with the Bacon Employment Agreement. The Bacon Employment Agreement further provides that if any compensation payable to Mr. Bacon thereunder would be nondeductible to the Company because it exceeds the $1 million deduction limit under the Code (or such other amount to which the $1 million limit may be changed), then such compensation in excess of the $1 million deduction limit shall accrue to the following year or years and be paid to Mr. Bacon (together with accrued interest at the prime rate) in the earliest year in which it can be paid and deducted by the Company. The Bacon Employment Agreement is filed as Exhibit 5 hereto and is incorporated herein by reference.

    On May 24, 1996, the Company entered into a consulting agreement with Mr. David L. Steffy (the "Steffy Consulting Agreement"), which became effective on June 1, 1996. The Steffy Consulting Agreement terminates in 2002, unless earlier terminated in accordance with the terms thereof. Pursuant to the Steffy
Consulting Agreement, Mr. Steffy resigned as a director and employee of the Company and its subsidiaries. The Steffy Consulting Agreement provides, among other things, that

Mr. Steffy will serve as a consultant to the Company in return for a base consulting fee of $750,000. Mr. Steffy is also entitled to an additional consulting fee of $750,000 in the event that, within 6 years from June 1, 1996, a Change of Control (as defined in the Steffy Consulting Agreement) occurs. The Steffy Consulting Agreement also provided that all of Mr. Steffy's outstanding options were deemed vested and exercisable by Mr. Steffy as of June 1, 1996. Pursuant to the Steffy Consulting Agreement, Mr. Steffy has up to 30 days from June 1, 1996, to exercise such options. Mr. Steffy is also entitled to certain benefits under the Steffy Consulting Agreement and to a one-time bonus conditioned on the Company meeting certain earnings per Share targets. The Steffy Consulting Agreement is filed as Exhibit 6 hereto and is incorporated herein by reference.

    Consummation of the Offer will be a Change of Control for purposes of the Wilburn Employment Agreement, the Bacon Employment Agreement, the Steffy Consulting Agreement and the employment agreements with Mr. Ragsdale and Mr. Chaney described under the caption "Executive Compensation -- Employment and Consulting Agreements" in the 1996 Proxy Statement.

    The Purchaser agreed in the Merger Agreement to honor in accordance with their terms all existing employment and severance agreements between the Company or any of its subsidiaries and any officer, director, or employee of the Company or any of its subsidiaries.

    The Merger Agreement provides that all options (individually, an "Option" and collectively, the "Options") outstanding immediately prior to the Effective Time under any Company stock option plan (the "Stock Option Plans"), whether or not then exercisable, shall be cancelled and each holder of an Option will be entitled to receive from the Company, for each Share subject to an Option, an amount in cash equal to the excess, if any, of the Merger consideration over the per Share exercise price of such Option, without interest. The Merger Agreement also provides that such amount shall be paid (i) with respect to Shares subject to Options held by employees who are ranked for compensation purposes below the level of corporate vice-president of the Company and by non-employees of the Company or its subsidiaries who hold Options, at the Effective Time and (ii) with respect to Shares subject to Options held by employees who are ranked for compensation purposes at or above such level, at the time or times the Option or portion of an Option will become exercisable in accordance with its terms as in effect on the date of the Merger Agreement (or, to the extent the Option is already exercisable at the Effective Time, payment shall be made at the Effective Time), provided the holder of the Option continues in employment with the Company at the time the payment is due and provided further that the entire amount shall become due and payable if the holder of the Option shall be terminated without cause prior to the first anniversary of the Effective Time. The Company has agreed to use its reasonable best efforts to obtain all necessary consents of the holders of Options; PROVIDED, HOWEVER, that any failure on the part of the Company to obtain any one or more of such consents shall have no effect on the Purchaser's and Parent's obligations to consummate the Offer and the Merger.

    The Purchaser has also represented in the Merger Agreement that it intends, until the first anniversary of the Effective Time, that the benefits provided by the Company and its subsidiaries to their employees (excluding employees covered by collective bargaining agreements) to be, in the aggregate, no less favorable than those currently provided by the Company and its subsidiaries to such employees (other than pursuant to stock option, stock purchase or other stock based plans). The Purchaser has also stated in the Merger Agreement its intention that, after the first anniversary of the Effective Time, the Company and its subsidiaries will provide benefits to their employees (excluding employees covered by collective bargaining agreements), which benefits are appropriate in the judgment of the Company, taking into account all relevant factors, including, without limitation, the businesses in which the Company and its subsidiaries are engaged.

    Members of the Special Committee (as hereinafter defined) will receive $30,000 each ($40,000 for the Chairman) for serving on the Special Committee.

    (b)(2)
         THE MERGER AGREEMENT. On June 9, 1996, the Company, Parent and Purchaser entered into the Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer, in connection with which Parent and the Purchaser have expressly reserved the right to waive certain conditions of the Offer, but without the prior written consent of the Company, the Purchaser has agreed not to (i) waive the Minimum Condition, (ii) reduce the number of Shares subject to the Offer, (iii) reduce the price per Share to be paid pursuant to the Offer, (iv) extend the Offer if all of the Offer conditions are satisfied or waived, (v) change the form of consideration payable in the Offer, or (vi) amend or modify any term or condition of the Offer (including the conditions described in Section 14 of this Offer to Purchase) in any manner adverse to the holders of Shares. Notwithstanding anything in the Merger Agreement to the contrary, the Purchaser may, in its sole discretion without the consent of the Company, extend the Offer at any time and from time to time (A) if at the then scheduled expiration date of the Offer any of the conditions to the Purchaser's obligation to accept for payment and pay for Shares shall not have been satisfied or waived; (B) for any period required by any rule, regulation, interpretation or position of the Commission or its staff applicable to the Offer; (C) for any period required by applicable law in connection with an increase in the consideration to be paid pursuant to the Offer; and (D) if all Offer conditions are satisfied or waived but the number of Shares tendered is 85% or more but less than 90% of the then outstanding number of Shares, for an aggregate period of not more than 5 business days (for all such extensions under this clause (D)) beyond the latest expiration date that would be permitted under clause (A), (B) or (C) of this sentence. So long as the Merger Agreement is in effect and the Offer conditions have not been satisfied or waived, at the request of the Company, Purchaser shall and Parent has agreed to cause the Purchaser to, extend the Offer for an aggregate period of not more than 20 business days beyond the originally scheduled expiration date of the Offer.

    CONSIDERATION TO BE PAID IN THE MERGER. The Merger Agreement provides that upon the terms (but subject to the conditions) set forth in the Merger Agreement, the Purchaser will be merged with and into the Company whereupon the separate existence of the Purchaser will cease, and the Company shall be the Surviving Corporation and shall be a wholly owned subsidiary of the Parent. In the Merger, each share of common stock, $.01 par value per share, of the Purchaser outstanding immediately prior to the time of filing of a certificate of merger relating to the Merger with the Secretary of State of the State of Delaware, or such later time as is agreed by the parties (the "Effective Time"), shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of Common Stock, $.01 par value per share, of the Surviving Corporation. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent or the Purchaser or held by the Company, all of which shall be cancelled, and other than shares of Dissenting Common Stock (as hereinafter defined)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration. The Merger Agreement provides that the closing of the Merger shall occur as soon as practicable, following the satisfaction or, to the extent permitted under the Merger Agreement, waiver of the conditions to the Merger set forth in Article 9 of the Merger Agreement.

    BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the purchase of Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company as will give the Purchaser representation on the Board of Directors equal to the product of (i) the number of directors on the Board of Directors and (ii) the percentage that the number of Shares purchased by the Purchaser or any affiliate bears to the number of Shares outstanding. The Company's obligation to appoint such designees shall be subject to Section 14(f) of the Exchange Act. The Company is required to take all action necessary to effect any such election and to include in this Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Such information is attached to this Statement as Annex B.

    STOCKHOLDER MEETING. The Merger Agreement provides that, if required by applicable law, the Company, acting through the Board of Directors, shall (i) call a meeting of its stockholders (the "Stockholder Meeting") for the purpose of voting on the Merger, (ii) hold the Stockholder Meeting as soon as practicable after the purchase of Shares pursuant to the Offer and (iii) subject to its fiduciary duties under applicable law as advised by outside counsel, recommend to its stockholders the approval of the Merger. At the Stockholder Meeting, Parent shall cause all the Shares then owned by Parent, the Purchaser and any of their subsidiaries or affiliates to be voted in favor of the Merger. The Merger Agreement provides that, notwithstanding the foregoing, if the Purchaser, or any other direct or indirect subsidiary of Parent, shall acquire at least 90 percent of the outstanding Shares, the parties thereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of stockholders of the Company, in accordance with Section 253 of the Delaware Law.

    REPRESENTATIONS  AND  WARRANTIES.   The  Merger  Agreement  contains various
representations  and   warranties  of   the  parties   thereto.  These   include
representations and warranties by the Company with respect to (i) the due incorporation, existence and, subject to certain limitations, the qualification, good standing, corporate power and authority of the Company and certain significant subsidiaries; (ii) the due authorization, execution, and delivery of the Merger Agreement and certain ancillary documents executed in connection therewith and the consummation of transactions contemplated thereby, and the validity and enforceability thereof; (iii) subject to certain exceptions and limitations, the compliance by the Company and its subsidiaries with all applicable foreign, federal, state or local laws, statutes, ordinances, rules, regulations, orders, judgments, rulings and decrees ("Laws") of any foreign, federal, state or local judicial, legislative, executive, administrative or regulatory body or authority, or any court, arbitration, board or tribunal ("Governmental Entity"); (iv) the capitalization of the Company, including the number of shares of capital stock of the Company outstanding, the number of shares reserved for issuance on the exercise of options and similar rights to purchase shares; (v) the identity, ownership (subject to certain exceptions and limitations) and capitalization of each of the Company's subsidiaries and ownership by the Company and its subsidiaries of interests or investments in entities other than subsidiaries of the Company or its subsidiaries; (vi) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by the Company of the Merger, and the absence of any violations, breaches or defaults which would result from compliance by the Company with any provision of the Merger Agreement; (vii) the failure of each registration statement, report, proxy statement or information statement (as defined under the Exchange Act) prepared by it since January 1, 1993, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the "Company Reports") and the financial statements included therein filed by the Company with the Commission, the Schedule 14D-9, the information statement, if any, filed by the Company in connection with the Offer pursuant to Rule 14f-1 under the Exchange Act to contain any untrue statement of a material fact; (viii) subject to certain exceptions and limitations, the absence of pending or threatened claims, actions, suits, proceedings, investigations or audits (collectively, "Litigation") or violation of any law by the Company which would have a material adverse effect on the business, results of operations, assets, or financial condition of the Company and its subsidiaries taken as a whole ("Material Adverse Effect"); (ix) the absence of certain changes or effects; (x) certain tax matters; (xi) certain employee benefit and ERISA matters; (xii) certain labor and employment matters;
(xiii) certain fees in connection with the transactions contemplated by the Merger Agreement; (xiv) subject to certain exceptions and limitations, the possession by the Company, its subsidiaries and all of the hospitals and other health care facilities owned, leased or managed by the Company or any of its subsidiaries (the "Hospitals") of necessary licenses, permits, certificates of need, approvals and authorizations; (xv) the Medicare and Medicaid participation and accreditation of each of the Hospitals and, subject to certain exceptions and limitations, the absence of any notices or pending or threatened investigations, audits or surveys relating to the Medicare and Medicaid participation and accreditation of Company or any of its subsidiaries; (xvi) subject to certain exceptions and limitations, Medicare/Medicaid compliance; (xvii) certain environmental matters; (xviii) subject to certain exceptions and limitations, title to assets; (xix) material contracts of the Company and its subsidiaries;
(xx) the required vote of stockholders of the Company with respect to the transactions contemplated by the Merger Agreement; and (xxi) the Rights Agreement.

    Parent and the Purchaser have also made certain representations and warranties, including with respect to (i) the due incorporation, existence, good standing and, subject to certain limitations, corporate power and authority of Parent and the Purchaser; (ii) the due authorization, execution and delivery of the Merger Agreement and certain ancillary documents executed in connection therewith and the consummation of the transactions contemplated thereby, and the validity and enforceability thereof; (iii) the accuracy and the adequacy of the information contained in the Schedule 14D-1 and the documents therein pursuant to which the Offer is being made, any Schedule required to be filed with the Commission, and any amendment or supplement to any of the foregoing and the accuracy of the information provided by Parent and the Purchaser for inclusion in the Schedule 14D-9; (iv) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by Parent and the Purchaser, and the absence of any violations, breaches or defaults which would result from compliance by Parent and the Purchaser with any provision of the Merger Agreement; and (v) the sufficiency of funds available to Parent and the Purchaser for the consummation of the Offer and the Merger.

    CONDUCT OF BUSINESS PENDING MERGER. The Company has agreed that from the date of the Merger Agreement to the Effective Time, with certain exceptions, unless Parent has consented in writing thereto, the Company will, and will cause each of its subsidiaries to; (i) conduct its operations according to its usual, regular and ordinary course of business consistent with past practice; (ii) use its reasonable best efforts to preserve intact their business organizations and goodwill, maintain in effect all existing qualifications, licenses, permits, approvals and other authorizations, keep available the services of their officers and employees and maintain satisfactory relationships with those persons having business relationships with them; (iii) promptly upon the discovery thereof notify Parent of the existence of any breach of any representation or warranty contained in the Merger Agreement (or, in the case of any representation and warranty that makes no reference to Material Adverse Effect, any breach of such representation and warranty in any material respect) or the occurrence of any event that would cause any representation or warranty contained in the Merger Agreement no longer to be true and correct (or, in the case of any representation and warranty that makes no reference to Material Adverse Effect, to no longer be true and correct in any material respect); and
(iv) promptly deliver to the Purchaser true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement, any internal monthly reports prepared for or delivered to the Board of Directors after the date of the Merger Agreement and monthly financial statements for the Company and its subsidiaries for and as of each month end subsequent to the date of the Merger Agreement.

    The Company has agreed that from the date of the Merger Agreement to the Effective Time, with certain exceptions, unless Parent has consented in writing thereto, the Company shall not, and shall not permit any of its subsidiaries to,
(i) amend its Amended and Restated Certificate of Incorporation or By-laws or comparable governing instruments; (ii) issue, sell or pledge any shares of its capital stock or other ownership interest in the Company (other than issuances of shares of Common Stock in respect of any exercise of Options outstanding on the date of the Merger Agreement and disclosed to Parent) or any of the subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities; or accelerate any right to convert or exchange or acquire any securities of the Company or any of its subsidiaries for any such shares or ownership interest; (iii) effect any stock split or otherwise change its capitalization as it exists on the date of the Merger Agreement; (iv) grant, confer or award any option, warrant, convertible security or other right to acquire any shares of its capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan; (v) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests (other than such payments by a wholly owned subsidiary); (vi) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries; (vii) sell, lease or otherwise dispose of any of its assets (including capital stock of subsidiaries), except in the ordinary course of business, none of which dispositions individually or in the aggregate will be material; (viii) settle or compromise any pending or threatened litigation, other than settlements which involve solely the payment of money (without admission of liability) not to exceed $500,000 in any one case; (ix) acquire by merger, purchase or any other manner, any business or entity or otherwise acquire any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except for purchases of inventory, supplies or capital equipment in the ordinary course of business consistent with past practice; (x) incur or assume any long-term or short-term debt, except for working capital purposes in the ordinary course of business under the Company's existing credit agreement; (xi) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of the Company; (xii) make or forgive any loans, advances or capital continuations to, or investments in, any other person other than loans and advances to employees in the ordinary course of business which do not exceed $500,000 in the aggregate at any one time outstanding; (xiii) make any tax election or settle any tax liability other than settlements involving solely the payment of money which would be permitted by clause (viii); (xiv) grant any stock related or performance awards except for grants which are substantially consistent with the revised 1996 budget of the Company taken as a whole (the "Revised Budget") which was provided to the purchaser; (xv) enter into any new employment, severance, consulting or salary continuation agreements with any officers, directors or employees or grant any increases in compensation or benefits to employees other than increases which are subtantially consistent with the Revised Budget (if being understood that the acquisition of employees as part of the acquisition of hospitals on other healthcare facilities is not covered by this clause); (xvi) adopt, amend in any material respect or terminate any employee benefit plan or arrangement; (xvii) amend, change or waive (or exempt any person or entity from the effect of) the Rights Agreement, except in connection with the exercise of its fiduciary duties by the Board of Directors or as set forth in the Merger Agreement; (xviii) permit any insurance policy naming the Company or any subsidiary as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business; and (xix) agree in writing or otherwise to take any of the foregoing actions.

    CONDITIONS TO THE MERGER. The respective obligation of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (i) if approval of the Merger Agreement and the Merger by the holders of Shares is required by applicable law, the Merger Agreement and the Merger shall have been approved by the requisite vote of such holders; and (ii) there shall not have been issued any injunction or issued or enacted any Law which prohibits or has the effect of prohibiting the consummation of the Merger or make such consummation illegal.

    The obligations of Parent and the Purchaser to effect the Merger shall be further subject to the satisfaction or waiver on or prior to the Effective Time of the condition that the Purchaser shall have accepted for payment and paid for Shares tendered pursuant to the Offer; provided that this condition shall be deemed satisfied if the Purchaser's failure to accept for payment and pay for such shares breaches the Merger Agreement or violates the terms and conditions of the Offer.

    ACCESS TO INFORMATION. Under the Merger Agreement, from the date of the Merger Agreement to the Merger Closing Date, the Company shall, and shall cause its subsidiaries to, (i) give Parent and its authorized representatives and lender banks full access to all books, records, personnel, offices and other facilities and properties of the Company and its subsidiaries and their accountants and accountants' work papers, (ii) permit Parent to make such copies and inspections thereof as Parent may reasonably request and (iii) furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent may from time to time reasonably request; provided that no investigation or information furnished pursuant to the Merger Agreement shall affect any representations or warranties made by the Company therein or the conditions to the obligations of Parent to consummate the transactions contemplated thereby.

    NO SOLICITATION. The Company has agreed in the Merger Agreement that neither it nor any of its subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates, shall, directly or indirectly, encourage, solicit, initiate or, except as is required in the exercise of the fiduciary duties of the Company's directors to the Company or its stockholders after consultation with outside counsel to the Company, participate in any way in any discussions or negotiations with, or provide any information to, or afford any access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise assist, facilitate or encourage, any corporation, partnership, person or other entity or group (other than Parent or any affiliate or associate of Parent) concerning any merger, consolidation, business combination, liquidation, reorganization, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company or any subsidiary or any division of any thereof (an "Alternative Proposal"), and shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the foregoing; provided, however, that nothing contained in the Merger Agreement shall prohibit the Company or the Board of Directors from complying with Rule 14e-2(a) under the Exchange Act or taking such action promulgated thereunder or from making such disclosure to the Company's stockholders or taking such action which, in the judgment of the Board of Directors with the advice of outside counsel, may be required under applicable law. The Company has agreed promptly to notify Parent if any such information is requested from it or any such negotiations or discussions are sought to be initiated with the Company.

    FEES AND EXPENSES. Except as provided in the Merger Agreement, whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses.

    Pursuant to the Merger Agreement, if the Merger Agreement is terminated for certain reasons, the Company and Parent have agreed that the Company will pay to the Purchaser and its affiliates, in such manner as is designated by Forstmann Little, an aggregate amount equal to $45,000,000 (the "Commitment Amount") and shall reimburse the Purchaser and its affiliates for the documented reasonable out-of-pocket expenses, not to exceed $15,000,000, of the Purchaser and its affiliates incurred in connection with or arising out of the Offer, the Merger, the Merger Agreement and certain ancillary documents and the transactions contemplated thereby (including, without limitation, amounts paid or payable to banks and investment bankers, fees and expenses of counsel, accountants and consultants, and printing expenses ("Expenses")), regardless of when those expenses are incurred. The Commitment Amount is payable if the Merger Agreement is terminated (i) by the Company if there is an Alternative Proposal which the Board of Directors in good faith determines represents a financially superior transaction for the stockholders of the Company as compared to the Offer and the Merger, and the Board of Directors determines, after consultations with Skadden, Arps, Slate, Meagher & Flom, that failure to terminate the Merger Agreement would be inconsistent with its fiduciary duties, provided that the right to terminate the Merger Agreement under such circumstances shall not be available
(A) if the Company has breached in any material respect its obligations not to solicit Alternative Proposals, or (B) if the Alternative Proposal (x) is subject to a financing condition or (y) involves consideration that is not entirely cash or does not permit stockholders to receive the payment of the offered considerations in respect of all Shares at the same time unless the Board of Directors has been furnished with a written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") or other nationally recognized investment banking firm to the effect that (in the case of clause (x)) the Alternative Proposal is readily financeable and (in the case of clause (y)) that such offer provides a higher value per Share than the consideration per Share pursuant to the Offer or the Merger, or (C) if, prior to or concurrently with any purported termination pursuant to this clause (i), the Company shall not have paid fees and expenses of Parent and the Purchaser as required under the Merger Agreement, or (D) the Company has not provided Parent and the Purchaser with one business day's prior written notice of its intent to so terminate the Merger Agreement together with a summary of the material terms and conditions of such offer; (ii) by the Purchaser (x) if the Board of Directors shall have failed to recommend, or shall have withdrawn, modified or amended in any material respect, its approval or recommendation of the Offer or the Merger or shall have resolved to do any of the foregoing (unless the event described therein occurs solely as a result of the Purchaser's willful breach in any material respect of its representations, warranties or obligations contained in the Merger Agreement) or (y) as a result of the Company's willful breach or willful failure to comply in any material respect with any of its material obligations under the Merger Agreement or the inaccuracy in any material respect of the Company's representations and warranties; or (iii) pursuant to Section 10.1(b)(iii) of the Merger Agreement at a time when the Minimum Condition shall not have been satisfied and either, (x) during the term of the Merger Agreement or within 12 months after the termination of the Merger Agreement, the Board of Directors recommends an Alternative Proposal or the Company enters in an agreement providing for an Alternative Proposal or a majority of the outstanding Shares is acquired by a third party ("Stock Acquisition") which Alternative Proposal (or another Alternative Proposal by the same or a related person or entity) was made prior to the termination of the Merger Agreement, or (y) during the term of the Merger Agreement or within two months after the termination of the Merger Agreement, the Board of Directors recommends an Alternative Proposal or the Company enters into an agreement providing for an Alternative Proposal or a Stock Acquisition occurs.

    The Commitment Amount shall be payable (x) at the time of termination if such Amount becomes payable pursuant to clause (i) above, (y) on the next business day following termination if such Amount becomes payable pursuant to clause (ii) above, and (z) on the next business day following the earliest of the recommendation of an Alternative Proposal, the entering into of an agreement providing for an Alternative Proposal or the occurrence of an Alternative Proposal, if such Amount becomes payable pursuant to clause (iii) above.

    The Merger Agreement provides that if the Company fails to promptly pay the Commitment Amount or Expenses when due, the Company shall in addition thereto pay to the Purchaser and its affiliates all costs and expenses (including fees and disbursements of counsel) incurred in collecting such amounts, together with interest on such amounts (or any unpaid portion thereof) from the date such payment was required to be made until the date such payment is received by the Purchaser at the Prime Rate as in effect from time to time during such period. No amounts in reimbursement of Expenses shall be payable if the Commitment Amount has been paid. If the Company shall have reimbursed the Purchaser for Expenses incurred by the Purchaser and its affiliates and thereafter the Commitment Amount shall become payable, then the Commitment Amount shall be reduced by the amount of any reimbursed Expenses.

    OTHER AGREEMENTS. The Merger Agreement provides that, subject to the terms and conditions provided in the Merger Agreement, the Company, the Purchaser, and the Purchaser shall: (a) use their best efforts to cooperate with one another in
(i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits, authorizations or waivers are required to be obtained prior to the Effective Time from, governmental entities or other third parties in connection with the execution and delivery of the Merger Agreement and certain other ancillary documents and the consummation of the transactions contemplated thereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers; and (b) use their best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Merger Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of the Merger Agreement, the proper officers and directors of Parent, the Purchaser and the Surviving Corporation shall take all such necessary action.

CONDITIONS TO THE MERGER.

    The respective obligation of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (a) if approval of the Merger Agreement and the Merger by the holders of Shares is required by applicable law, the Merger Agreement and the Merger shall have been approved by the requisite vote of such holders; and
(b) there shall not have been issued any injunction or issued or enacted any law which prohibits or has the effect of prohibiting the consummation of the Merger or makes such consummation illegal.

    The obligations of Parent and the Purchaser to effect the Merger shall be further subject to the satisfaction or waiver on or prior to the Effective Time of the condition that the Purchaser shall have accepted for payment and paid for Shares tendered pursuant to the Offer; provided that this condition shall be deemed satisfied if the Parent's failure to accept for payment and pay for such shares breaches the Merger Agreement or violates the terms and conditions of the Offer.

    TERMINATION.    The  Merger  Agreement  may  be  terminated  and  the Merger contemplated thereby may be abandoned at any time notwithstanding approval thereof by the stockholders of the Company, but prior to the Effective Time:

           (a)
           by mutual written consent of the Board of Directors of the Company, by a majority of the Continuing Directors if such consent occurs following the election or appointment of Parent's designees, if applicable, and the Purchaser;

           (b)
           by the Purchaser or the Company:

              (i)
               if the Effective Time shall not have occurred on or before December 31, 1996 (provided that the right to terminate the
       Merger Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date);

             (ii)
               if there shall be any statute, law, rule or regulation that makes consummation of the Offer or the Merger illegal or prohibited or if any court of competent jurisdiction in the United States or other Governmental Entity shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, ruling or other action shall have become final and non-appealable;

            (iii)
               after October 31, 1996, if on account of the failure of any condition specified in Section 14 of the Offer to Purchase the
       Purchaser has not purchased any Shares in the Offer (provided that the right to terminate the Merger Agreement pursuant to this clause (iii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of any such condition); or

             (iv)
               upon a vote at a duly held meeting or upon any adjournment thereof, the stockholders of the Company shall have failed to give any approval required by applicable law;

           (c)
           by the Company if there is an Alternative Proposal which the Board of Directors in good faith determines is more favorable from a financial point of view for the stockholders of the Company as compared to the Offer and the Merger, and the Board of Directors determines, after consultation with Skadden, Arps, Slate, Meagher & Flom, that failure to terminate the Merger Agreement would be inconsistent with the compliance by the Board of Directors with its fiduciary duties to stockholders imposed by law; provided, however, that the right to terminate the Merger Agreement in such event shall not be available (i) if the Company has breached in any material respect its obligations not to solicit Alternative Proposals, or (ii) if the Alternative Proposal (x) is subject to a financing condition or (y) involves consideration that is not entirely cash or does not permit stockholders to receive the payment of the offered consideration in respect of all Shares at the same time, unless the Board of Directors has been furnished with a written opinion of Merrill Lynch or other nationally recognized investment banking firm to the effect that (in the case of clause (x)) the Alternative Proposal is readily financeable and (in the case of clause (y)) that such offer provides a higher value per share than the consideration per share pursuant to the Offer or the Merger, or (iii) if, prior to or concurrently with any purported termination pursuant to this clause (c), the Company shall not have paid the Commitment Fee and the Expenses or (iv) if the Company has not provided Parent and the Purchaser with prior written notice of its intent to so terminate the Merger Agreement and delivered to Parent and the Purchaser a copy of the written agreement embodying the Alternative Proposal in its then most definitive form concurrently with the earlier of
    (x) the public announcement of, or (y) filing with the Commission of any documents relating to, the Alternative Proposal; and

           (d)
           by Parent if the Board of Directors shall have failed to recommend, or shall have withdrawn, modified or amended in any material respect, its approval or recommendation of the Offer or the Merger or shall have recommended acceptance of any Alternative Proposal, or shall have resolved to do any of the foregoing.

    INDEMNIFICATION. The Merger Agreement provides that the Parent will cause the Surviving Corporation to purchase a pre-paid noncancellable directors and officers insurance policy expiring not earlier than October 7, 1999, covering the current and all former directors and officers with respect to acts or failures to act prior to the Effective Time, in a single aggregate amount over the period expiring not earlier than October 7, 1999, equal to the policy limit for the Company's current directors and officers insurance policy (the "Current Policy"). If such insurance is not obtainable at a cost not in excess of the annual premium paid by the Company for the Current Policy (the "Cap") times 3.25, then Parent will cause the Surviving Corporation to purchase policies providing at least the same coverage as the Current Policy and containing terms and conditions no less advantageous to the current and former directors and officers of the Company than the Current Policy with respect to acts or failures to act prior to the Effective Time; provided, however, that Parent and the Surviving Corporation shall not be required to obtain policies providing such coverage except to the extent that such coverage can be provided at an annual cost of no greater than the Cap; and if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Purchaser or the Surviving Corporation shall only be required to obtain only as much coverage as can be obtained by paying an annual premium equal to the Cap.

    Parent has also agreed to cause the Surviving Corporation to keep in effect in its By-Laws a provision for a period of not less than three years from the Effective Time (or, in the case of matters occurring prior to the Effective Time which have not been resolved prior to the third anniversary of the Effective
Time, until such matters are finally resolved) which provides for indemnification of the past and present officers and directors of the Company to the fullest extent permitted by the Delaware Law.

    The Merger Agreement provides that from and after the Effective Time, Parent shall indemnify and hold harmless, to the fullest extent permitted under applicable law, each person who is, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any subsidiary against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement (collectively, "Losses") in connection with any litigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions existed or occurred prior to the Effective Time, whether commenced, asserted or claimed before or after the Effective Time, including, without limitation, liabilities arising under the Securities Act, the Exchange Act and state corporation laws in connection with the transactions contemplated in the Merger Agreement.

    If the Merger shall have been consummated, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless Parent and any person or entity who was a stockholder, officer, director or affiliate of Parent prior to the Effective Time against any losses in connection with any Litigation arising out of or pertaining to any of the transactions contemplated by the Merger Agreement or certain ancillary documents relating thereto. Parent is required to periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law provided that the person to whom the expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

    CERTAIN EMPLOYEE MATTERS. The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will honor and assume, and Parent will cause the Surviving Corporation to honor and assume, in accordance with their terms all existing employment and severance agreements between the Company or any of its subsidiaries and any officer, director, or employee of the Company or any of its subsidiaries and all benefits or other amounts earned or accrued to the extent vested or which becomes vested in the ordinary course, through the Effective Time under all employee benefit plans of the Company and any of its subsidiaries.

    AMENDMENT. To the extent permitted by applicable law, the Merger Agreement may be amended by action taken by or on behalf of the Board of Directors (by action of a majority of the Continuing Directors if such amendment occurs following the election or appointment of Parent's designees, if applicable) and the Parent at any time before or after adoption of the Merger Agreement by the stockholders of the Company but, after any such stockholder approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

    TIMING. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by the Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

    THE CONFIDENTIALITY AGREEMENT. On May 6, 1996, Forstmann Little entered into a confidentiality agreement with the Company (the "Confidentiality Agreement") pursuant to which Forstmann Little agreed to treat as confidential certain information provided to it by or on behalf of the Company and agreed for two years not to propose any transaction with the Company or its stockholders involving the Shares or an acquisition of control of the Company without the Company's consent, with certain exceptions. A copy of the Confidentiality Agreement is filed as Exhibit 7 hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a), (b) In late 1995, Mr. E. Thomas Chaney, a co-founder of the Company and its President and Chief Executive Officer, began to consider a change in his day to day managerial operating role with the Company. Although he wished to maintain his involvement with the Company and to continue his contributions to the direction and policy of the Company, Mr. Chaney believed it more desirable and more effective if he could function in a non-executive role, perhaps, for example, as Chairman of the Executive Committee of the Board. About the same time, Mr. Chaney informed the Board of his desire to begin a transition into such a new role with the Company in the near future. At that time the Board commissioned a search for an experienced, high-level executive who could assume the duties and responsibilities of a chief executive officer of a company such as Community Health Systems. As the search progressed, the Board became concerned that finding a candidate of acceptable caliber could take more time than was available. Accordingly, in March 1996 the Board instructed management to expand its efforts to consider various strategic alternatives for maximizing shareholder value in addition to continuing the search for a successor to Mr. Chaney. Mr. Chaney and Mr. Richard E. Ragsdale, a co-founder of the Company and its Chairman of the Board, met on several occasions with

Merrill Lynch to discuss possible strategic alternatives available to the Company. In March 1996, the Company retained Merrill Lynch as its financial advisor in connection with analyzing, structuring, negotiating and effecting one or another or more of these alternatives. At a meeting on March 26, 1996, Merrill Lynch made a presentation to the Board of Directors regarding the various strategic alternatives available to the Company and identifying various entities Merrill Lynch believed might be interested in pursuing a strategic transaction with the Company. Following this meeting, at the direction of the Board of Directors, Merrill Lynch contacted in excess of twenty strategic and financial parties that Merrill Lynch and the Company believed might be interested in considering a transaction with the Company. During April and May 1996, the Company entered into confidentiality agreements with a number of parties, including Forstmann Little. See Item 3(b)(2) for a description of the Confidentiality Agreement. In May 1996, management of the Company met with several parties, including Forstmann Little, that had expressed an interest in considering a transaction with the Company.

    On May 24, 1996, Forstmann Little indicated to Merrill Lynch its strong interest in acquiring the Company. From May 29, 1996 to May 31, 1996, Forstmann Little continued its due diligence review of the Company, having indicated an interest in moving quickly to be in a position to make a proposal to acquire the Company. On June 3, 1996, the Board of Directors met with Merrill Lynch and the Company's legal counsel to discuss the status of the process of exploring strategic alternatives and the results of the meetings held by management and Merrill Lynch with various parties having a strategic interest in the Company. In addition, the Board discussed the implications of the strong interest shown by Forstmann Little and the fact that Forstmann Little had expressed a strong philosophy of affording management the opportunity to invest in their transactions and would be likely to do so in this case. At this meeting Messrs. Chaney and Ragsdale advised the Board that they had had preliminary discussions with Forstmann Little regarding their continuing as equity investors in the Company in the event that a transaction with Forstmann Little were to result from the process. In view of this development, the Board of Directors established a special committee (the "Special Committee") consisting of the members of the Board other than Messrs. Chaney and Ragsdale. The Special Committee was charged with all of the duties and responsibilities of the Board in connection with completing the exploration of strategic alternatives for the Company, including retaining and directing advisors, negotiating with all parties in the process and making recommendations to the full Board regarding any course of action they might deem appropriate. The Special Committee directed Merrill Lynch and the Company's legal counsel to continue negotiating with Forstmann Little. The management of the Company was instructed to cooperate with the Special Committee in all respects of the strategic alternatives process, including furnishing information and assistance with due diligence to any party designated by the Special Committee.

    Late on June 3, 1996, Forstmann Little communicated a proposal to acquire the Company to Merrill Lynch which reported the proposal to the Special Committee on June 4, 1996. Forstmann Little's proposal contemplated acquiring the Company at a price of $50.50 per share, subject to certain conditions, but pursuant to a tender offer that would not be subject to any financing condition. The proposal contemplated that the Company would grant Forstmann Little an option to purchase newly issued Shares equal to 19.9% of the total outstanding, which would be exercisable in specified circumstances, a $75 million termination fee and reimbursement of Forstmann Little's expenses, in each case payable if the transaction failed to proceed under certain circumstances. Forstmann Little further indicated a desire to move quickly to negotiate a definitive agreement and to announce a proposed transaction. On June 5, 1996, Forstmann Little indicated to Merrill Lynch its insistence that the Company work with Forstmann Little exclusively in negotiating a transaction and that it effectively terminate the process in which it was engaged with other prospective buyers of the Company. Forstmann Little further indicated a willingness to increase its proposed purchase price in exchange for such an exclusive arrangement. Over the next day, the parties negotiated an understanding in which Forstmann Little increased its purchase price to $52.00 per Share and withdrew its request for the 19.9% option in exchange for the exclusive arrangement it desired, an undertaking by the Company to schedule a Board meeting no later than June 9, 1996, the Company's acceptance in principle of the form of acquisition agreement proposed by Forstmann Little and the Company's acceptance in principle that there would be a termination fee payable if the transaction failed to proceed under certain circumstances. Late on June 6, 1996, the Special Committee authorized Merrill Lynch and the Company's legal advisor to proceed with Forstmann Little on this basis and so informed the management of the Company. Thereafter, the Company's representatives continued negotiations with Forstmann Little's representatives leading to agreement concerning the form of documentation which became the Merger Agreement.

    On June 9, 1996, the Special Committee met and unanimously recommended to the Board of Directors that it approve the Merger Agreement. In a later meeting that same day, the Board of Directors of the Company unanimously (i) accepted such recommendation, (ii) determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, (iii) approved the Merger Agreement and the transactions contemplated thereby and (iv) recommended that stockholders accept the Offer.

    In reaching their conclusions and recommendations described above, the Special Committee and the Board of Directors considered a number of factors, including the following:

           (i)
           The oral opinion of Merrill Lynch, which opinion was subsequently confirmed in a written opinion dated June 9, 1996, to the Board of
    Directors to the effect that, as of such date and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the cash consideration of $52.00 per Share to be received by the holders of the Shares in the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of the written opinion dated June 9, 1996 delivered by Merrill Lynch to the Board, which set forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Merrill Lynch, is attached as Annex A hereto and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

          (ii)
           The fact that the Offer and Merger are not conditioned on the availability of financing and that commitments for all necessary financing had been obtained.

         (iii)
           The possible alternatives to the Offer and the Merger, including the possibility of continuing to operate the Company as an independent entity and the timing and feasibility of such alternatives and the possible values to the Company's stockholders of such alternatives.

          (iv)
           The terms and conditions of the Merger Agreement, including (A) the provision permitting the Board of Directors to terminate the Merger
    Agreement, on payment of the Commitment Fee, in order to accept an offer from a third party to acquire the Company on terms that the Board of Directors determines to be more favorable to the Company's stockholders than the terms of the Offer, (B) the provision permitting the directors, if required in the exercise of their fiduciary duties after consultation with outside counsel, to participate in discussions or negotiations with, and provide information to, potential competing bidders, although the Company and its officers, directors and agents are prohibited by such provision from directly or indirectly encouraging, soliciting or initiating a competing bid, (C) the amount of the Commitment Fee and the circumstances under which it would become payable and (D) the conditions to the Offer.

           (v)
           The Board of Directors' belief that it was unlikely other interested parties would ultimately be prepared to pay an amount in excess of the Offer price and its belief that any such interested party would insist on substantial additional due diligence over an extended period of time before such parties might be prepared to make a definitive proposal. In such circumstances the Board was also concerned not to lose Forstmann Little as a bidder.

          (vi)
           Recent market prices for the Shares, including the fact that the Offer price represents a substantial premium over such prices.

         (vii)
           The Company's financial condition, results of operations, competitive position, business and strategic objectives, as well as the risks involved in achieving those objectives.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Merrill Lynch was retained, pursuant to the terms of a letter agreement, dated March 25, 1996, as financial advisor to the Company in connection with any proposed Business Combination (as defined in the letter agreement) involving the Company and another party, including a merger of the Company, the acquisition of 20% or more of the Company's outstanding capital stock, the acquisition of all or a substantial portion of the assets of the Company or similar transactions. Merrill Lynch was paid a fee of $100,000 in cash on the date of the letter agreement. Pursuant to the terms of such letter agreement, the Company also paid Merrill Lynch an additional fee of $2,000,000 on June 10, 1996, upon the execution of a definitive agreement to effect a Business Combination. Pursuant to the terms of such letter agreement, if, during the period Merrill Lynch is retained by the Company or within one year thereafter, (a) a Business Combination is consummated or (b) the Company enters into an agreement which subsequently results in a Business Combination, the Company has agreed to pay Merrill Lynch an additional fee in an amount equal to 0.72% of the aggregate purchase price paid in such Business Combination, payable in cash upon the closing of such Business Combination or, in the case of a tender offer or exchange offer, upon the first purchase or exchange of shares pursuant to such tender offer or exchange offer, as the case may be; provided that the $100,000 fee and $2,000,000 fee described above will be credited against any such additional fee. Accordingly, if the Offer and Merger are consummated, the Company will pay Merrill Lynch fees aggregating approximately $9,100,000. The Company has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify Merrill Lynch for certain liabilities arising out of the rendering of its opinion, including liabilities arising under the federal securities laws. A copy of the engagement letter is attached hereto as Exhibit 8, and is incorporated herein by reference.

    Merrill Lynch has, in the past, provided financial advisory and financing services to the Company and has received fees for the rendering of such services. Merrill Lynch has also, in the past, provided financial advisory and financing services and Merrill Lynch continues to provide financial advisory services to companies controlled by Forstmann Little affiliates and has received fees for the rendering of such services. In the ordinary course of business, Merrill Lynch may actively trade the securities of the Company for its account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a)Except as set forth in Annex C hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b)To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a)Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b)There are presently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, other than as described in or incorporated by reference into Item 3(b), which relate to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    (a)DGCL 203

    Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

    (b)Rights Agreement Amendment

    In connection with the execution of the Merger Agreement, the Board of Directors of the Company authorized an amendment (the "Rights Amendment") to the Rights Agreement. The Rights Amendment provides (i) that no Person (as defined in the Rights Agreement) shall become an Acquiring Person (as defined in the Rights Agreement) for any purpose of the Rights Agreement as the result of the acquisition of Shares by such Person pursuant to a Qualifying Tender Offer and
(ii) that the announcement of the intention of any Person to commence a Qualifying Tender Offer shall not be deemed to cause the occurrence of the Distribution Date (as defined in the Rights Agreement) for any purpose of the Rights Agreement. The Rights Amendment defines a Qualifying Tender Offer as an offer by any Person to acquire all Shares for consideration of not less than $52.00 per Share, which offer (i) is a "tender offer" for purposes of, and is conducted in accordance with, Section 14(d)(1) of the Exchange Act and the rules and regulations thereunder (or any successor provisions thereto) and (ii) is proposed to be followed by a merger between the Company and such Person or a subsidiary of such Person in which all Shares (other than Shares owned by such Person or its affiliates) are converted into the right to receive the per Share consideration paid in the offer. The Offer is a Qualifying Tender Offer and as a result the Rights Amendment prevents Parent and Purchaser from becoming an Acquiring Person and prevents a Stock Acquisition Date (as defined in the Rights
Plan) or Distribution Date from occurring, in each case as a result of the Offer or Merger. A copy of the Rights Amendment is filed as Exhibit 12 hereto and is incorporated herein by reference.

    (c)Information Statement

    The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

    (d)Appraisal Rights

    No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Section 262 of the Delaware Law to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

    If any holder of Shares who demands appraisal under Section 262 of the Delaware Law fails to perfect, or effectively withdraws or losses his right to appraisal, as provided in the Delaware Law, the shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Parent of a written withdrawal of his demand for appraisal and acceptance of the Merger.

    Failure to follow the steps required by Section 262 of the Delaware Law for perfecting appraisal rights may result in the loss of such rights.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT
     NO.
- -------------
Exhibit 1.     Agreement and Plan of Merger, dated as of June 9, 1996, by and among Parent, the Purchaser and the
               Company.
Exhibit 2.     Pages 4 through 12 of the Proxy Statement, dated April 30, 1996, relating to the Company's 1996
               Annual Meeting of Stockholders.
Exhibit 3.     Third Amended and Restated Employment Agreement, dated April 30, 1996, between the Company and
               Tyree G. Wilburn.
Exhibit 4.     Letter Agreement, dated May 1, 1996, between the Company and Tyree G. Wilburn.
Exhibit 5.     Employment Agreement, dated June 3, 1996, between the Company and Ernest Bacon.
Exhibit 6.     Consulting Agreement, dated May 24, 1996, between the Company and David L. Steffy.
Exhibit 7.     Confidentiality Agreement between Forstmann Little and the Company, dated May 6, 1996.
Exhibit 8.     Engagement Letter dated March 25, 1996 between the Company and Merrill Lynch.
Exhibit 9.     Press Release issued jointly by Forstmann Little and the Company, dated June 10, 1996.
Exhibit 10.    Letter to Stockholders of the Company, dated June 11, 1996.
Exhibit 11.    Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated June 9, 1996.*
Exhibit 12.    Amendment, dated June 9, 1996, to the Rights Agreement, dated as of September 7, 1995, between the
               Company and the Rights Agent.

- ------------------------
* Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 1996                      COMMUNITY HEALTH SYSTEMS, INC.

                                          By /s/ E. THOMAS CHANEY_______________
                                            Name: E. Thomas Chaney
                                            Title:  President and Chief
                                          Executive Officer

                                                                         ANNEX B

                         COMMUNITY HEALTH SYSTEMS, INC.
                               155 FRANKLIN ROAD
                           BRENTWOOD, TENNESSEE 37027
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about June 11, 1996 as a part of Community Health Systems Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares") at the close of business on or about June 11, 1996. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent (as defined below) to a majority of the seats on the Board of Directors of the Company.

    On June 9, 1996 the Company, FLCH Acquisition Corp., a Delaware corporation (the "Purchaser") and FLCH Holdings Corp. ("Parent") entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $52.00 per Share net to the seller in cash, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

    The Merger Agreement requires the Company to take such action as Parent may reasonably request to cause the Parent's designees to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers -- Right to Designate Directors; The Parent Designees."

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on June 11, 1996. The Offer is scheduled to expire at 12:00 midnight, New York City time, on July 9, 1996 unless the Offer is extended.

    The information contained in this Information Statement concerning the Parent has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of March 15, 1996, there were 19,589,446 Shares outstanding.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

    BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the purchase of Shares pursuant to the Offer, the Parent shall be entitled to designate such number of directors (the "Parent Designees") on the Board of Directors of the Company as will give the Parent representation on the Board of Directors equal to the product of (i) the number of directors on the Board of Directors and (ii) the percentage that the number of Shares purchased by the Parent, Purchaser or any affiliate bears to the number of Shares outstanding. The Company's obligation to appoint such designees shall be subject to Section 14(f) of the Exchange Act. The Company is required to take all action necessary to effect any such election. This Information Statement sets forth the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

    Parent has informed the Company that Parent will choose Theodore J. Forstmann; Nicholas C. Forstmann and Sandra J. Horbach as Parent Designees and may, if it so desires and is so permitted under the Merger Agreement, choose one or both of Steven B. Klinsky or Winston W. Hutchins as additional Parent Designees. The names and certain biographical information concerning the Parent Designees are set forth below. The current business address of each such person is 767 Fifth Avenue, New York, New York, 10153 and each such person is a citizen of the United States of America.

    Theodore J. Forstmann, 56, is a General Partner of partnerships affiliated with Forstmann Little & Co. Equity Partnership-V, L.P. (collectively, "Forstmann Little"), a private investment firm affiliated partnerships, and has been a General Partner of Forstmann Little affiliated partnership since 1978. He is a director of Department 56, Inc. and General Instrument Corporation. Mr. T. Forstmann is the brother of Mr. N. Forstmann.

    Nicholas C. Forstmann, 49, is a General Partner of Forstmann Little, and has been a General Partner of Forstmann Little since 1978. He is a director of Department 56, Inc. and General Instrument Corporation. Mr. N. Forstmann is the brother of Mr. T. Forstmann.

    Sandra J. Horbach, 35, is a General Partner of Forstmann Little. Ms. Horbach has been a General Partner of Forstmann Little since January 1993, and has been associated with such partnerships since August 1987. Ms. Horbach is a director of Department 56, Inc.

    Steven B. Klinsky, 40, is a General Partner of Forstmann Little. Mr. Klinsky has been a General Partner of Forstmann Little since December 1986, and has been associated with such partnerships since December 1984.

    Winston W. Hutchins, 37, is a General Partner of Forstmann Little & Co. affiliated partnerships. Mr. Hutchins has been a General Partner of Forstmann Little & Co. affiliated partnerships since January 1990, and has been associated with such partnerships since July 1983.

    None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of the Parent, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by the Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

    It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than July 9, 1996, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

BOARD OF DIRECTORS OF THE COMPANY
    The Board of Directors currently consists of seven persons, two of whom are employees of the Company. In accordance with the Bylaws of the Company, directors are divided into three classes composed as nearly as possible of an equal number of directors. The term of the directors in class I expires in 1998, class II expires in 1999, and class III expires in 1997.

    Biographical information concerning each of the Company's current directors and executive officers is presented on the following.

                                                                                          DIRECTOR
NAME AND PRINCIPAL OCCUPATION                                                               SINCE        CLASS
- ---------------------------------------------------------------------------------------  -----------     -----
Thomas P. Cooper, M.D. age 52, has served as Chairman of the Company's Physicians              1988           II
 Advisory Counsel and a consultant to the Company since July 1988. He has been a director of Hanger Orthopedic, Inc. since September 1991, President and Chief
 Executive Officer of Mobilex USA (formerly Cooper Holding Corporation), a provider of services to nursing homes, since 1989, and Chief Executive Officer of Senior
 Psychology Services, a provider of mental health services to nursing homes, since July
 1994.

Kay W. Slayden, age 61, has served as Vice Chairman of ValueMark Healthcare Systems,           1994           II
 Inc. ("ValueMark") since March 1995. Prior thereto, Mr. Slayden was President and
 Chief Operating Officer of Jackson & Coker, Inc., a physician recruiting company, from
 1991 to January 1994 and a director of Hallmark Healthcare Corporation ("Hallmark")
 from 1989 to October 1994.

Richard E. Ragsdale, age 52, is a co-founder of the Company and has served as Chairman         1985            I
 of the Board since its inception in 1985. Mr. Ragsdale also has served as a director of RehabCare Corporation, an operator of contract rehabilitation units in hospitals, since November 1993. Mr. Ragsdale was a co-founder, director and senior executive officer of Republic and served in senior executive financial positions with INA
 Healthcare Group, a subsidiary of INA Corporation, and HAI prior to 1985.

George O. Johnson, M.H.A., Ph.D., age 58, has been Associate Professor in the Division         1990            I
 of Health Management and Policy and Director of the Program in Healthcare
 Administration at the University of Minnesota School of Public Health since 1980; he served as Head of the Division of Health Management and Policy from 1983 to June 1995.

E. Thomas Chaney, age 53, is a co-founder of the Company and has served as President           1985          III
 and Chief Executive Officer since its inception in 1985. He served in senior executive financial positions with ARA Living Centers, KMG Main Hurdman and HAI prior to 1985.

M. Ray Ferguson, age 63, performs services as a healthcare consultant. He served as            1985          III
 Executive Vice President of Republic from 1981 to 1986 and as a senior operating executive officer of HAI prior to 1981.

James T. McAfee, Jr., age 56, has been Chairman, President and Chief Executive Officer         1994          III
 of ValueMark since October 1994. He served as Chief Executive Officer and Chairman of the Board of Directors of Hallmark from 1987 to October 1994. From 1980 to September
 1987, Mr. McAfee served as Executive Vice President, Hospital Operations and as
 Director of Charter Medical Corporation. Prior to 1980, he served as Senior Vice
 President of HAI.

MEETINGS OF THE BOARD

    The Board met six times during 1995. All current members of the Board attended at least 75% of the combined total of the meetings of the Board and its committees on which they served.

COMMITTEES OF THE BOARD

    The Board had four standing committees: the Executive Committee, the Compensation Committee, the Option Committee and the Audit Committee. As of April 30, 1996, the Option Committee and the Compensation Committee were combined into the Compensation and Option Committee.

    The Executive Committee is composed of Messrs. Ragsdale and Chaney. The Committee is empowered to exercise all of the powers and authority of the Board permitted by law between meetings of the Board. The Executive Committee acted by unanimous written consent eight times during 1995.

    The Compensation Committee was composed of Messrs. Ferguson, Ragsdale, Slayden and Steffy and Dr. Johnson. Mr. Ragsdale ceased to be a member of the Compensation Committee when it was combined with Option Committee. The Compensation Committee was empowered to establish policies regarding employee compensation and health and welfare plans and to approve the employment and compensation arrangements of any senior officer or senior employee of the Company. The Compensation Committee met once and acted by unanimous written consent eight times during 1995.

    The Option Committee was composed of Messrs. Ferguson and Slayden, and Dr. Johnson. The Option Committee administered the Company's stock option plans. The Option Committee met once and acted by unanimous written consent eleven times during 1995.

    The Audit Committee is composed of Messrs. Ferguson and McAfee, and Dr. Cooper. The Committee is empowered, among other things, to (i) recommend annually the appointment of independent public accountants to the Board, (ii) review the scope of audits made by independent public accountants and the audit reports submitted by such accountants, (iii) if the Company employs an internal auditing staff, to determine the duties and responsibilities of such staff, review the annual internal audit program and review audit reports submitted by such staff, and (iv) take such action as it deems appropriate to assure that the interests of the Company are adequately protected. The Audit Committee met five times during 1995.

INFORMATION CONCERNING OTHER EXECUTIVE OFFICERS

                                                                                                                   OFFICER
EXECUTIVE OFFICERS                                      PRINCIPAL OCCUPATION                            AGE         SINCE
- ---------------------------------  ---------------------------------------------------------------      ---      -----------

Ernest Bacon                       Executive Vice President and Chief Operating Officer since June          59         1996
Executive Vice President and        1, 1996; Chief Operating Officer of Georgia division at
Chief Operating Officer             Columbia/HCA from 1995 to 1996; Regional Vice President for
                                    Health Trust from 1992 to 1995 and Facility Manager for Health
                                    Trust from 1990 to 1992.

Tyree G. Wilburn                   Executive Vice President and Chief Financial and Development             43         1992
Executive Vice President and        Officer since May 1996. From February 1994 to September 1995,
Chief Financial and Development     Mr. Wilburn was also responsible for corporate finance and
Officer                             administration. From November 1992 to April 1996, Mr. Wilburn
                                    was Senior Vice President Acquisitions and Development. Prior
                                    thereto, he was Vice President and served in various other senior management positions with Humana, Inc. from 1974 to
                                    1992.

T. Mark Buford, C.P.A.             Corporate Controller since 1986 and Vice President since 1988.           43         1988
Vice President and Corporate
Controller

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

    The following table sets forth, as of March 15, 1996, certain information as to the shares of Common Stock beneficially owned by (i) each person who is known by the Company to be a beneficial owner of more than five percent of the Company's outstanding Common Stock, (ii) each director and nominee as director of the Company, (iii) each executive officer named under the Summary Compensation Table (except for officers who have resigned), and (iv) all executive officers and directors of the Company as a group.

                                                               AMOUNT AND NATURE
                                                                 OF BENEFICIAL      PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                        OWNERSHIP (2)(3)   OF CLASS (3)
- -------------------------------------------------------------  ------------------  -------------

Massachusetts Financial Services Company                             1,784,320           9.11%
 500 Boylston Street
 Boston, Massachusetts 02116
AIM Management Group, Inc.                                           1,515,400           7.74%
 11 Greenway Plaza, Suite 1919
 Houston, Texas 77046
RCM Capital Management                                               1,095,100           5.59%
 Four Embarcadero Center
 San Francisco, California 94111-4189
Richard E. Ragsdale (4)                                                485,927           2.47%
E. Thomas Chaney (5)                                                   271,432           1.38%
James T. McAfee, Jr. (6)                                               263,762           1.35%
M. Ray Ferguson (7)                                                     45,499           *
George O. Johnson, Ph.D.                                                14,003           *
Kay W. Slayden                                                          13,985           *
Thomas P. Cooper, M.D.                                                 --                *
Tyree G. Wilburn                                                       --                *
All directors and executive officers as a group (11 persons)         1,476,106           7.42%

- ------------------------
*   Less than one percent of class.

(1) The address of each named director and officer is c/o Community Health Systems, Inc., 155 Franklin Road, Suite 400, Brentwood, Tennessee 37027.

(2) Unless otherwise indicated, such shares of Common Stock are owned directly with sole voting and investment power.

(3) Includes the following shares issuable upon exercise of stock options that are currently exercisable or that become exercisable within 60 days of March 15, 1996: Mr. Ragsdale, 108,000 shares; Mr. Chaney, 58,000 shares; Mr. Ferguson, 34,834 shares; Dr. Johnson, 14,003 shares; Mr. Slayden, 7,305 shares; and all directors and officers, 314,042 shares. The shares described in this note are deemed to be outstanding for the purpose of competing the percentage of outstanding common stock owned by each named individual and by the group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(4) Includes 188,763 shares owned by his wife and children and the Richard E. Ragsdale Unified Credit Trust held for the benefit of his children of which his wife serves as trustee. Also includes

    35,000 shares owned by the Ragsdale Family Foundation of which he serves as President and 113,419 shares owned by the First Grantor Retained Annuity Trust of which Mr. Ragsdale serves as trustee.

(5) Includes 184,665 shares owned by the Chaney Family Partnership, Ltd., 20,002 shares owned by The Chaney Family Foundation of which he serves as President and 8,665 shares owned by his daughter, of which he disclaims beneficial ownership.

(6) Includes 26,00 shares owned by the James T. and Carolyn T. McAfee Foundation, a charitable trust of which Mr. McAfee serves as trustee.

(7) Includes 10,665 shares owned jointly with his wife.

                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

    The following table summarizes the compensation paid to the Company's Chief Executive Officer and the Company's other five most highly compensated executive officers whose total annual salary and bonus for 1995 exceeded $100,000 (the "Named Executives") with respect to all services rendered to the Company during the calendar years indicated.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG TERM
                                                                                  COMPENSATION
                                                                                    AWARDS --
                                                        ANNUAL COMPENSATION (1)    SECURITIES
                                                        ------------------------   UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION                    YEAR     SALARY ($)    BONUS ($)    OPTIONS (#)   COMPENSATION (2)(#)
- -------------------------------------------  ---------  -----------  -----------  -------------  -------------------
E. Thomas Chaney ..........................       1995  $   450,000  $   337,500        20,000       $   182,295
 President and Chief                              1994  $   336,000  $   342,720       100,000       $   132,868
 Executive Officer                                1993  $   313,750  $   348,000        20,000       $   137,857
Richard E. Ragsdale .......................       1995  $   265,000  $   198,750        18,000       $    94,261
 Chairman of the Board                            1994  $   224,000  $   228,480       100,000       $    68,836
                                                  1993  $   206,667  $   229,000        20,000       $    76,143
Martin S. Rash (3) ........................       1995  $   275,000  $   165,000        15,000       $    49,294
 Executive Vice President and Chief               1994  $   210,833  $   143,366        50,000       $    14,514
 Operating Officer                                1993  $   133,333  $    21,333         2,000       $    13,336
David L. Steffy (4) .......................       1995  $   225,000  $   168,750       --            $    92,003
 Vice Chairman of the Board                       1994  $   190,000  $   193,800       --            $    71,720
                                                  1993  $   170,833  $   189,000        20,000       $    69,483
Deborah G. Moffett (5) ....................       1995  $   173,333  $    72,037        25,000       $    18,858
 Senior Vice President and                        1994  $   138,750  $    56,850        12,500       $    14,284
 Chief Financial Officer                          1993  $   138,000  $    47,200         2,000       $    12,750
Tyree G. Wilburn (6) ......................       1995  $   213,500  $   144,112        12,500       $    28,550
 Senior Vice President,                           1994  $   182,000  $   123,760       --            $    23,494
 Acquisitions and Development                     1993  $   175,000  $   129,000        10,000       $    18,673

- ------------------------
(1) Amounts shown include compensation earned but deferred at the election of the executives. None of the Named Executives received perquisites and other benefits with a value in excess of the lesser of $50,000 or 10% of such executive's 1995 annual compensation.

(2) The amounts shown for 1995 consisted of (i) Mr. Chaney: $170,145 -- premiums for a variable universal life insurance policy owned by him pursuant to a supplemental welfare benefit plan ("Welfare Plan"); $4,158 -- annual matching payment to the 401(k) Retirement and Profit-Sharing Plan ("401(k) Plan"); and $7,992 -- matching payment to the Deferred Compensation Plan ("Deferred Plan"), (ii) Mr. Ragsdale: $87,106 -- premiums pursuant to the Welfare Plan; $4,158 -- matching payment to the 401(k) Plan; and $2,997 -- matching payment to the Deferred Plan, (iii) Mr. Rash: $41,869 -- premiums pursuant to the Welfare Plan; $4,158 -- matching payment to the 401(k) Plan; and $3,267 -- matching payment to the Deferred Plan, (iv) Mr. Steffy:
    $85,928 -- premiums pursuant to the Welfare Plan; $4,158 -- matching payment to the 401(k) Plan; and $1,917 -- matching payment to the Deferred Plan, (v) Mrs. Moffett: $13,942 -- premiums pursuant to the Welfare Plan; $4,158 -- matching payment to the 401(k) Plan; and $552 -- matching payment to the Deferred Plan, and (vi) Mr. Wilburn: $22,785 -- premiums pursuant to the Welfare Plan; $4,158 -- matching payment to the 401(k) Plan; and $1,607 -- matching payment to the Deferred Plan.

(3) Mr. Rash resigned as Executive Vice President and Chief Operating Officer of the Company on February 2, 1996.

(4) Mr. Steffy resigned as Senior Vice President of the Company on August 10, 1995. Mr. Steffy resigned his other positions with the Company and its subsidiaries effective June 1, 1996. See Item 3(b)(1) of the Company's
    Schedule 14D-9 attached hereto.

(5) Mrs. Moffett resigned as Senior Vice President and Chief Financial Officer on May 15, 1996.

(6) On May 15, 1996, Mr. Wilburn was appointed Executive Vice President and Chief Financial and Development Officer of the Company.

    The following table summarizes stock option grants made during 1995 to the Named Executives and the potential realizable values of the options, based upon certain assumptions. The Company has no outstanding stock appreciation rights.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                     INDIVIDUAL GRANTS
- -------------------------------------------------------------------------------------------  POTENTIAL REALIZABLE VALUE
                                  NUMBER OF                                                  AT ASSUMED ANNUAL RATES OF
                                  SECURITIES      % OF TOTAL                                  STOCK PRICE APPRECIATION
                                  UNDERLYING    OPTIONS GRANTED   EXERCISE                      FOR OPTION TERM (2)
                                   OPTIONS      TO EMPLOYEES IN     PRICE      EXPIRATION    --------------------------
NAME                            GRANTED (1)(#)    FISCAL YEAR    (S/SHARES)       DATE          5%($)        10%($)
- ------------------------------  --------------  ---------------  -----------  -------------  -----------  -------------
E. Thomas Chaney..............        20,000            5.1%      $  33.875     6/30/2005    $   426,076  $   1,079,761
Richard E. Ragsdale...........        18,000            4.6%      $  33.875     6/30/2005    $   383,469  $     971,785
Martin S. Rash................        15,000            3.8%      $  33.875     6/30/2005    $   319,557  $     809,820
David L. Steffy...............        --              --             --            --            --            --
Deborah G. Moffett............        25,000            6.4%      $  33.750     7/05/2005    $   530,630  $   1,344,720
Tyree G. Wilburn..............        12,500            3.2%      $  33.875     6/30/2005    $   266,298  $     674,850

- ------------------------
(1) Represent stock options to purchase Common Stock granted pursuant to the Stock Option Plan. Options generally are exercisable in 20% annual increments, commencing one year after the date of grant. In the event of a "Change of Control," as defined in the options, the exercisability of the options is accelerated.

(2) Based upon the per share market price on the date of grant and on annual appreciation of such market price through the expiration date of such options at the stated rates. These amounts represent assumed rates of appreciation only and may not necessarily be achieved. Actual gains, if any, depend on the future performance of the Common Stock, as well as the continued employment of the Named Executives for the full term of the options.

    The following table sets forth the number of, and value realized on, shares acquired on exercise of stock options during 1995 by each of the Named Executives and the number of shares covered by unexercised options held by the Named Executives and their value at December 31, 1995.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                             NUMBER OF SECURITIES     VALUE OF UNEXERCISED IN THE
                                  SHARES                    UNDERLYING UNEXERCISED      MONEY OPTIONS AT FY-END
                                ACQUIRED ON     VALUE       OPTIONS AT FY-END (2)                ($)(2)
                                 EXERCISE     REALIZED    --------------------------  ----------------------------
NAME                                (#)        ($)(1)     EXERCISABLE  UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- ------------------------------  -----------  -----------  -----------  -------------  -------------  -------------
E. Thomas Chaney..............      --           --          108,000        132,000   $   2,461,500  $   1,621,000
Richard E. Ragsdale...........                               108,000        130,000   $   2,381,500  $   1,597,500
Martin S. Rash................      36,500   $   823,729       2,494         68,440   $      60,698  $     875,335
David L. Steffy...............       5,000   $   123,438      83,000         32,000   $   2,093,688  $     729,750
Deborah G. Moffett............      15,700   $   426,118         400         45,000   $       6,950  $     467,775
Tyree G. Wilburn..............      36,000   $   951,480      24,000         58,500   $     594,500  $   1,176,125

- ------------------------
(1) Represents the difference between the net selling price realized and the exercise price.

(2) Represents an amount equal to the difference between the closing price of the Company's Common Stock on the NYSE of $35.625 on December 29, 1995 minus the option exercise price, multiplied by the number of unexercised options at December 31, 1995.

                           COMPENSATION OF DIRECTORS

COMPENSATION OF DIRECTORS

    Messrs. Ferguson, McAfee and Slayden and Dr. Johnson receive $2,500 per meeting of the Board; each such director, together with Dr. Cooper, also receives $500 per Committee meeting. Directors also are reimbursed by the Company for out-of-pocket expenses incurred for attending meetings. Certain directors have employment or consulting agreements with the Company. See "Transactions with Executive Officers and Director -- Employment and Consulting Agreements" for a description of their compensation during 1995. Directors are also eligible to receive options to purchase shares of the Company's Common Stock under the Fourth Amended and Restated 1986 Executive Nonqualified Stock Option Plan (the "Stock Option Plan"). During 1995, Drs. Cooper and Johnson and Messrs. Ferguson and Slayden were each granted an option to purchase 5,000 shares of the Company's Common Stock at $28.25 per share, the fair market value of the shares on the date of grant. During 1995, Mr. Slayden also received $5,000 in compensation from the Company for performing certain special projects for the Board. Members of management receive no fees for serving as directors of the Company.

DELINQUENT FILING OF STOCK OWNERSHIP AND TRADING REPORTS

    During 1995, Mr. Ragsdale failed to report on a timely basis the acquisition of 297 shares of Common Stock received upon the conversion of Hallmark shares in the merger of Hallmark and a wholly-owned subsidiary of the Company on October 5, 1994, and Mr. Chaney failed to report on a timely basis the acquisition of 100 shares of Common Stock acquired on October 19, 1994 at the opening trading ceremony for the Company's Common Stock on the New York Stock Exchange ("NYSE"). Both of these transactions were reported on Forms 5 filed on February 14, 1996. There were no other late filings of reports on Forms 3, 4 or 5 by any director, officer or person known by the Company to be the beneficial owner of more than ten percent of the Company's Common Stock during 1995.

               TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

EMPLOYMENT AND CONSULTING AGREEMENTS

    The Company is a party to continuing employment agreements with Messrs. Chaney and Ragsdale, providing for annual base salaries for 1996 of $450,000 and $265,000, respectively. Each agreement provides for annual salary increases at least equal to the percentage increase in the applicable consumer price index for the preceding 12 months and for annual cash bonuses consisting of percentages of base salaries ranging from 90% for Messrs. Chaney and Ragsdale when 100% of the Company's targeted net income per share is met. Lower bonuses are earned if the Company achieves between 95% to 100% of such profit target. No bonus is earned if the Company achieves less than 95% of the profit target. All agreements provide for additional bonus payments ranging from 2.5% to 3% of base salary for each percentage point by which the Company's performance exceeds the profit target.

    The agreements further provide for certain benefits in excess of those provided to all other employees. Such benefits consist of participation in a welfare benefit plan provided to all management employees in which the Company contributes a percentage of each Named Executive's total cash compensation as premium payments to a variable universal life insurance policy owned by the executive; participation in the Company's Deferred Compensation Plan at a level sufficient to restore benefits lost under the Company's 401(k) Plan due to legislative limits; and long-term disability insurance coverage. A car is also provided to Mr. Chaney.

    Under certain Events of Termination of employment as defined below, Messrs. Chaney and Ragsdale are entitled to receive, under the employment agreements, severance benefits for a period of 36 months. Such benefits include the continuation of (i) base salary at the rate in effect on the date of the executive's termination of employment, (ii) cash bonus at the lesser of the target bonus or the average actual bonuses earned in the preceding three years, and (iii) continuing participation in various benefit plans. Events of Termination include (i) the Company's termination of the executive's employment without "good cause," as defined in the agreement, (ii) the executive's voluntary termination following a failure of the Company to perform certain obligations under the agreement, or (iii) the executive's voluntary termination within twelve months following a "Change of Control," as defined in the agreement.

    The Company is a party to a continuing consulting agreement with Dr. Cooper for serving as chairman of the Physicians Advisory Council and assisting with other Company matters. The agreement provides for current annual compensation of $59,808, subject to an annual increase at least equal to the percentage increase in the applicable consumer price index for the preceding 12 months. The agreement may be terminated by the Company subject to payment of the base consulting fee for a period of one year following termination. Pursuant to the consulting agreement, $58,937 was paid to Dr. Cooper during 1995.

    The Company is also a party to a consulting agreement with Mr. McAfee for a term of two years, commencing January 1, 1995. The agreement provides for an annual consulting fee of $180,000 and office allowance of $7,500 per month primarily for his assistance on matters relating to Hallmark. Pursuant to this consulting agreement, the Company paid Mr. McAfee $270,000 in 1995.

    For a description of the Company's current agreements with Messrs. Steffy and Wilburn see Item 3(b) of the Company's Schedule 14D-9 attached hereto.

CERTAIN TRANSACTIONS

    In connection with his initial employment as Senior Vice President, Acquisition, the Company lent $200,000 to Mr. Wilburn, of which $100,657 remained outstanding as of March 15, 1996. No interest is payable on the loan, which is due in annual installments as a percentage of his annual bonus payment with the balance due on November 5, 1997.

    In connection with the relocation of the Company's corporate office from Houston to Nashville, the Company lent $100,000 to Mr. T. Mark Buford, its Vice President and Corporate Controller. The loan is all due on December 15, 2000 and bears no interest.

                   COMPENSATION AND OPTION COMMITTEES' REPORT
                           ON EXECUTIVE COMPENSATION

    The Compensation and Option Committees (the "Committees") are responsible for setting the Company's compensation philosophy, determining its executive officer compensation program and administering the Company's Stock Option Plan. The following is the Committees' report to the Board of Directors on executive compensation for 1995.

COMPENSATION PHILOSOPHY

    The Board of Directors and the Committees maintain the philosophy that the compensation for the Company's executives should be designed to motivate and reward them for attaining the financial and strategic objectives essential to both the short-term and long-term profitability of the Company, while at the same time allowing the Company to attract and retain the best executives in its industry. Accordingly, the Committees have adopted a compensation program consisting of base salary, bonus and long-term incentive compensation, mainly through stock option grants. The Committees' shared objective is to have a highly leveraged compensation program, which generally offers the executive a salary that approximates the 50th percentile of other comparable publicly-traded healthcare organizations, and a highly variable cash bonus opportunity that brings total annual cash compensation to the 75th percentile of such group when the Company achieves 100% of its profit targets. This payment structure is designed to closely align compensation of executives with the profitability of the Company through the cash bonus component and with stockholder value through stock option grants that provide incentives to the executives to increase the share price. Notwithstanding the Committees' discretion in setting compensation levels for executives, there are certain contractual compensation commitments that the Company has with its senior executives pursuant to their employment agreements, which have also been received and approved by the Committees, as described under "Executive Compensation -- Employment and Consulting Agreements."

EXECUTIVE COMPENSATION PROGRAM

    To assist the Committee in determining compensation levels for executive officers for 1995, the Committees used a compensation survey prepared by an independent consulting firm as its benchmark and also took into consideration recommendations from the Chief Executive Officer in making compensation adjustments, including stock option grants, for its executives.

    BASE SALARY -- Annual salary is designed to compensate executives for their sustained performance and is not subject to specific measurement criteria. Salaries are reviewed on an annual basis and may be adjusted at that time based on the Committees' subjective assessment of that individual's contribution to the Company, level of responsibility, individual performance, and comparable pay practices at other companies. For those executives with employment agreements, annual base salary adjustments are in no event to be less than the percentage of increase in certain CPI indices for the preceding 12 months. Actual 1995 base salary adjustments for executive officers were made based on the Committees' assessment of the foregoing factors at the end of 1994.

    BONUS -- Bonus payments to executives are predicated on the Company's success in achieving the targeted net income per share that is set by management and approved by the Board of Directors at the beginning of each calendar year. This profit target is generally set at an annual growth rate of 20% to 25% over the previous year.

    Targeted bonuses, calculated as a percentage of base salary, range from 30% for vice president to 90% for the Chief Executive Officer and certain Named Executives, if the Company achieves 100% of its target. Additional bonuses are paid if the Company exceeds its profit target at the rate of 2% for vice president to 3% for the Chief Executive Officer and certain Named Executives for each percentage point over target. No bonus is paid to the executive officers if the Company fails to achieve at least 95% of its target. In addition, certain Named Executives (other than the Chief Executive Officer) are eligible to receive cash bonuses up to an additional 37.5% of base salary upon achieving certain non-financial goals mutually agreed upon by the individual executive and the Chief Executive Officer for each calendar year. During 1995, actual bonuses ranged from 42% to 75% of base salary for the Named Executives and was 26% for the remaining executive officer. The actual bonuses awarded were based on the Company's having achieved 97% of its targeted net income per share for the year, after making adjustments for certain items pursuant to the terms of the bonus plan or the employment agreements.

    LONG-TERM INCENTIVES -- The Company provides long-term incentives to its executives through the Stock Option Plan. Stock option grants provide the executives with an ownership interest in the Company to help align their financial interests with those of stockholders. They are of value to the executives only if the share price increases, which will result in an increase in stockholder value. The actual individual awards are not subject to specific measurement criteria. They are based on the Option Committee's subjective assessment of each executive's previous and anticipated future contribution to the Company and the amount and terms of options already held by the executive. Options are granted at the fair market value of the Company's Common Stock on the date of grant, are generally exercisable in 20% annual increments, commencing on the first anniversary date of the date of grant, and generally expire 10 years after the date of grant.

    Executive officers may also participate in the Company's 401(k) savings plan and deferred compensation plan, which include employee and employer contributions, and a welfare benefit plan, which provides additional post-termination benefits to executive officers and certain management employees. Under the welfare benefit plan, the Company contributes a percentage of total cash compensation of each executive based upon his or her age and length of service as premium payments to a variable universal life insurance policy owned by the executive. The cash value of the policy vests in 10% intervals annually over a 10-year period, including past service with the Company. During 1995, the Company paid a total of $433,000, which ranged from 6% to 22% of individual executive officer's total cash compensation.

CHIEF EXECUTIVE OFFICER COMPENSATION

    Mr. E. Thomas Chaney, a co-founder of the Company, has been President and Chief Executive Officer since inception of the Company in 1985. The factors on which Mr. Chaney's 1995 compensation was based are the same as described above for all executive officers pursuant to the Company's executive compensation philosophy and policies.

    After reviewing the salary survey prepared by the executive compensation consulting firm and several significant accomplishments achieved by the Company during 1994 under Mr. Chaney's leadership, including (i) completion of a 4.1 million share Common Stock offering, (ii) increases in the Company's market capitalization from $200 million to $500 million, (iii) the acquisition of Hallmark which doubled the Company's revenues and hospitals, (iv) listing of the Company's Common Stock on the New York Stock Exchange, and (v) amendment of the Company's Revolving Credit Facility, all of which contributed to a 45% increase in the share price of the Company's Common Stock during 1994, the Compensation Committee increased Mr. Chaney's base salary from $336,000 to $450,000. Consistent with the Company's compensation policies of linking pay to corporate performance, approximately 43% of Mr. Chaney's 1995 annual compensation consisted of his cash bonus.

    In June 1995, Mr. Chaney was also granted an option under the Stock Option Plan to purchase 20,000 shares of the Company's Common Stock. The stock option grant was made to provide Mr. Chaney with an added incentive to continue to increase long-term stockholder values.

    The Committees believe that Mr. Chaney's short-term and long-term incentive compensation package for 1995 successfully focuses on the importance of increasing profitability and stockholder values and achieves a highly leveraged compensation structure that effectively aligns his compensation with the achievement of corporate performance objectives.

     Compensation Committee                Option Committee
- ---------------------------------  ---------------------------------
M. Ray Ferguson                    M. Ray Ferguson
George O. Johnson, Ph.D.           George O. Johnson, Ph.D.
Richard E. Ragsdale                Kay W. Slayden
Kay W. Slayden
David L. Steffy

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee consists of three non-employee directors, Messrs. Ferguson and Slayden and Dr. Johnson, and an employee director, Mr. Ragsdale, and is responsible for setting the cash and benefit components of each executive officer's compensation. The Option Committee consists of the three non-employee directors who serve on the Compensation Committee and is responsible for setting the stock option component of each executive officer's compensation.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Effective May 1, 1991, the Commission promulgated new rules under Section 16 of the Exchange Act. The Company believes that during the fiscal year ended December 31, 1995, its executive officers and directors have complied with all
Section 16 filing requirements, except that during 1995, Mr. Ragsdale failed to report on a timely basis the acquisition of 297 shares of Common Stock received upon the conversion of Hallmark shares in the merger of Hallmark and a wholly-owned subsidiary of the Company on October 5, 1994, and Mr. Chaney failed to report on a timely basis the acquisition of 100 shares of Common Stock acquired on October 19, 1994 at the opening trading ceremony for the Company's Common Stock on the New York Stock Exchange ("NYSE"). Both of these transactions were reported on Forms 5 filed on February 14, 1996. There was no other late filings of reports on Forms 3, 4 or 5 by any director, officer or person known by the Company to be the beneficial owner of more than ten percent of the Company's Common Stock during 1995.

                                                                         ANNEX C

             CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF THE
                     COMPANY EFFECTIVE DURING PAST 60 DAYS

    Except as set forth below, there have been no transactions in the Shares during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

                                                                                          NUMBER OF
                                                                              DATE OF      OPTIONS      EXERCISE
PARTY EFFECTING TRANSACTION                                                    GRANT       GRANTED       PRICE
- --------------------------------------------------------------------------  -----------  -----------  ------------
Tyree G. Wilburn..........................................................    4/30/1996     175,000   $   43.37500
Ernest Bacon..............................................................     6/3/1996     100,000   $   44.50000

                               INDEX TO EXHIBITS

   EXHIBIT
     NO.
- -------------
Exhibit 1.     Agreement and Plan of Merger, dated as of June 9, 1996, by and among Parent, the Purchaser and the Company.
Exhibit 2.     Pages 4 through 12 of the Proxy Statement, dated April 30, 1996, relating to the Company's
                1996 Annual Meeting of Stockholders.
Exhibit 3.     Third Amended and Restated Employment Agreement, dated April 30, 1996, between the Company and Tyree G. Wilburn.
Exhibit 4.     Letter Agreement, dated May 1, 1996, between the Company and Tyree G. Wilburn.
Exhibit 5.     Employment Agreement, dated June 3, 1996, between the Company and Ernest Bacon.
Exhibit 6.     Consulting Agreement, dated May 24, 1996, between the Company and David L. Steffy.
Exhibit 7.     Confidentiality Agreement between Forstmann Little and the Company, dated May 6, 1996.
Exhibit 8.     Engagement Letter, dated March 25, 1996, between the Company and Merrill Lynch.
Exhibit 9.     Press Release issued jointly by Forstmann Little and the Company, dated June 9, 1996.
Exhibit 10.    Letter to Stockholders of the Company, dated June 11, 1996.
Exhibit 11.    Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated June 9, 1996.*
Exhibit 12.    Amendment, dated June 9, 1996, to the Rights Agreement, dated as of September 7, 1995 between the Company and the Rights Agent.

- ------------------------
 *  Included with Schedule 14D-9 mailed to stockholders.